United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule
13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 000-27811

CHARTERED SEMICONDUCTOR
MANUFACTURING LTD

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES
EXHIBIT INDEX
Statement of the Company dated October 22, 2004

1.	Other Events

On October 22, 2004 in Singapore, the Company submitted to the Singapore Exchange Securities Trading Limited a statement in response to media and investor queries. A copy of the statement dated October 22, 2004 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2.	Exhibits

99.1	The Company’s statement dated October 22, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: October 22, 2004

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Vice President & Chief Financial Officer

EXHIBIT INDEX

99.1	Statement of the Company dated October 22, 2004.